Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

HC2 Holdings, Inc.
Herndon, Virginia

We hereby consent to the incorporation by reference in the Registration Statement No. 333-198727 on Form S-8 of HC2 Holdings, Inc. of our reports dated March 16, 2015, except for the effects of the restatements discussed in Note 1 and the additional material weakness which are as of March 15, 2016, relating to the consolidated financial statements and financial statement schedule, and the effectiveness of HC2 Holdings Inc.’s internal control over financial reporting, which appear in this Form 10-K/A. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

/s/ BDO USA, LLP

McLean, Virginia
March 15, 2016